Exhibit 99.1

MHG - NOTICE FROM THE EUROPEAN COMMISSION

Reference is made to our release on 31 March 2014 in respect of the EU Commission's review of the Morpol acquisition process.

Marine Harvest has today been advised that the Commission has decided to impose a fine on it in the amount of EUR 20 mill as a consequence of an alleged breach of the provisions of the European Merger Control Rules.

Marine Harvest remains of the opinion that it acted in accordance with the requirements of the exception applying to public takeovers in its acquisition of Morpol and thus disagrees with the Commission on the applicability of a fine.

The take-over of Morpol was structured as an acquisition of the initial shareholding followed by an immediate mandatory offer. Marine Harvest made it clear to both the market and Morpol that no control would be taken before the acquisition had been cleared by the EU.

The Company notified the Commission immediately following the acquisition and loyally adhered to the principle of not exercising its shareholders rights in Morpol until the Commission had cleared the transaction. The Company has also, throughout the period of the Commission's review, cooperated fully with the Commission.

Marine Harvest also notes  that the size of the fine appears to deviate significantly from similar cases where fines have been applied by the Commission.

Marine Harvest will now carefully consider the options available to it. It appears, however, more likely than not that the decision to fine the company will be referred to the EU courts.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)